Exhibit 17.1

May 11, 2015

Dear BOD Colleagues,

I write to inform you of my resignation from the ZIOP BOD with immediate effect.

I also express my enormous respect, affection, and gratitude to each and every one of you. I thank you for the privilege and honor of being able to serve as CEO and Board Member of ZIOP.

With every best wish.

Respectfully yours,

Jon